# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kingstone Companies, Inc., CIK 0000033992
CUSIP: 496719105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 15 Joys Lane, Kingstone, New York (NY), 12401
Date of event which requires filing of this statement: 01/18/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-22-038175
Filed by CIK 0001212542

## Reporting persons
- Gregory Fortunoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 306,405; shared voting power 75,500; sole dispositive power 306,405; shared dispositive power 75,500; aggregate amount beneficially owned 381,905 (3.1% of the class)
  Comment: The percentages used herein are calculated based upon 12,312,296 shares of common stock outstanding as of September 30, 2024, as reported in the Issuer's Prospectus Supplement on Form 424B2 filed with the Securities and Exchange Commission on January 7, 2025.
- Scott Fortunoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 184,500; shared voting power 75,500; sole dispositive power 184,500; shared dispositive power 75,500; aggregate amount beneficially owned 260,000 (2.1% of the class)
  Comment: The percentages used herein are calculated based upon 12,312,296 shares of common stock outstanding as of September 30, 2024, as reported in the Issuer's Prospectus Supplement on Form 424B2 filed with the Securities and Exchange Commission on January 7, 2025.

## Item 1. Issuer
Name of issuer: Kingstone Companies, Inc.
Address of issuer's principal executive offices: 15 Joys Lane Kingstone, NY, 12401

## Item 2. Person Filing
Name of person filing: This schedule is filed on behalf of Gregory Fortunoff and Scott Fortunoff
Address of principal business office or, if none, residence: 49 West 37th Street, New York, New York 10018
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c), as of the date hereof, is set forth in Rows 5 - 11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gregory Fortunoff: /s/ Gregory Fortunoff, Gregory Fortunoff (02/14/2025)
- Scott Fortunoff: /s/ Scott Fortunoff, Scott Fortunoff (02/14/2025)